FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-129651

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 1 DATED MAY 25, 2007

TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, relating to our offering of 85,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 10, 2007; and

•	our unaudited financial statements as of and for the three months ended March 31, 2007 and 2006.

Status of Our Public Offering

We commenced our initial public offering of 85,000,000 shares of common stock on August 11, 2006, which consists of a 75,000,000-share primary offering and a 10,000,000-share offering under our distribution reinvestment plan. As of May 23, 2007, we had received aggregate gross offering proceeds of approximately $809,086 from the sale of 88,308 shares in our primary offering, including $784,086 from the sale of 85,771 shares to our directors, our officers, our advisor or their affiliates which do not count toward meeting the minimum offering of $2,000,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto contained in this Supplement No. 1 as well as out consolidated financial statements and the notes thereto included in the prospectus. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus.

During the three months ended March 31, 2007, our attention focused primarily on preparing for active operations. As of May 23, 2007, we had received aggregate gross offering proceeds of approximately $809,086 from the sale of 88,308 shares in our initial public offering, including $784,086 from the sale of 85,771 shares to our directors, our officers, our advisor or their affiliates which do not count toward meeting the minimum offering of $2,000,000.

We intend to generate the substantial majority of our revenue and income by selling to third parties the right to access our land and harvest our timber, primarily pursuant to supply agreements and through open-market sales. We also anticipate generating revenue and income from selling timberland considered by third parties to have a higher-and-better use, leasing land-use rights, and permitting others to extract natural resources other than timber. We anticipate funding the acquisition of timberland with equity or debt, or a combination thereof, the allocation of which will primarily depend upon the availability of these resources relative to the timing and availability of suitable investment opportunities.

Our most significant risks and challenges include our ability to raise a sufficient amount of equity that will allow us to invest in a diversified portfolio. To the extent that significant funds are not raised, we may not be able to achieve sufficient diversification to guard against the general economic, industry-specific, financing, and operational risks generally associated with individual investments.

Liquidity and Capital Resources

Overview

In the future, we anticipate raising capital proceeds from the sale of our common stock under our initial offering and investing such proceeds in acquisitions of timberland. After raising capital under our initial offering and acquiring timberland, we expect our primary source of operating cash flows to be generated from the sale to third parties of timberland and rights to access our land and harvest our timber. The amount of future dividends to be paid to our stockholders will be largely dependent upon, among other things, the amount of cash generated from our operating activities, our expectations of future cash flows, and our determination of near-term cash needs for capital expenditures and debt repayments.

Short-Term Liquidity and Capital Resources

During the three months ended March 31, 2007, net cash outflows from operating activities were approximately $0.2 million and represent payments for administrative costs and advance payments for directors’ and officers’ insurance premiums. Our net operating cash outflows were financed by Wells TIMO and affiliates. As of March 31, 2007, we held cash balances of approximately $0.3 million, and owed the Advisor approximately $0.1 million for a note payable and approximately $1.0 million for current and prior period operating expenditures funded on our behalf.

In the future, we intend to raise capital proceeds from the sale of common stock under our initial offering and from third-party borrowings, and to use such capital primarily to fund future acquisitions of timberland. Further, we intend to repay amounts due to Wells Capital upon commencing active operations.

Long-Term Liquidity and Capital Resources

Potential future sources of capital include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. We anticipate funding dividends to our stockholders from net cash flows from operations; however, we may periodically borrow funds on a short-term basis to fund dividends as well.

We expect our principal demands for capital to include funding acquisitions of timberland, either directly or through investments in joint ventures; capital improvements for such timberland; offering-related costs; operating expenses, including interest expense on any outstanding indebtedness; and dividends.

In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Substantially all cash raised from operations, after payments of periodic operating expenses and certain capital expenditures required for our timberland, is anticipated to be used to pay dividends to stockholders.

Therefore, to the extent that cash flows from operations are lower, dividends are anticipated to be lower as well. Substantially all net proceeds generated from the sale of our shares under our initial offering or from debt financing will be available to fund acquisitions of timberland, capital expenditures identified at the time of acquisition, and to pay down outstanding borrowings. If sufficient equity or debt capital is not available, our future investments in timberland will be lower. Our charter precludes us from incurring debt in excess of 300% of our net assets, which we generally expect to approximate 75% of our total assets, before adjustment for noncash reserves and depreciation; however, we may temporarily exceed this limit under circumstances. Our independent directors have approved our ability to borrow in excess of this threshold up to $1.8 million of aggregate borrowings or until raising the minimum offering of $2 million from the sale of our common stock, whichever occurs sooner.

Results of Operations

We have not received and accepted the minimum subscription of $2 million and, accordingly, did not engage in active operations during the periods presented. Our net losses of $236,808 for the three months ended

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March 31, 2007, and of $80,173 for the three months ended March 31, 2006, are comprised of administrative costs primarily related to salaries, directors’ fees, and other professional fees.

Our results of operations are not indicative of those expected in future periods. After raising equity proceeds under our initial offering, we expect to acquire interests in timberland and to subsequently generate timber revenues, net of cost of sales, selling expenses, general and administrative expenses, and interest expense, in the future.

Election as a REIT

We intend to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intend to operate as such beginning with our taxable period ending December 31, 2007. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Wells Timberland REIT relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Application of Critical Accounting Policies

Our accounting policies have been established to conform to accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues, and expenses would have been recorded, thus resulting in a different presentation of the financial statements or different amounts reported in the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

A discussion of the accounting policies that we intend to adopt upon commencing active operations, and which management deems critical because they may require complex judgment in their application or otherwise require estimates about matters that are inherently uncertain, is provided below.

Merchantable Inventory and Depletion Costs as Determined by Forestry Timber Harvest Models

Significant assumptions and estimates are used in the recording of timber and timberland inventory cost and depletion. Merchantable standing timber inventory will be estimated at least annually, using industry-standard computer software. The inventory calculation will take into account growth, in-growth (annual transfer of oldest pre-merchantable age class into the merchantable inventory), timberland sales, and the annual harvest.

The age at which timber is considered merchantable will be reviewed periodically and updated for changing harvest practices, future harvest age profiles, and biological growth factors. A managed forest will have an age/class distribution target which determines its harvest rotation cycle. The harvest cycle can generally be defined as the optimum number of years it takes to grow a stand of trees from the point of establishment to its targeted age/class distribution as dictated by the silvicultural management plan applied. The amount by which a timber asset is

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reduced through harvest is called depletion. The depletion rate on tracts held less than one year will be determined by dividing the original timber cost by the original timber volume. For each management area, timber tracts held one year or longer will be pooled together and the depletion rates will be calculated at least annually. This long-term depletion rate is calculated by taking the current timber asset dollar basis and adding to it the pre-merchantable asset amount and then dividing this sum by the sum of the current units with the projected units expected to be harvested over the remaining harvest cycle added to it. The records of pre-merchantable timber capitalized through acquisitions and the records for reforestation expenditures capitalized will be maintained for each year, recording acres planted or acquired, stems per acre, and costs of planting and tending. Changes in the assumptions and/or estimations used in these calculations may affect our results, in particular, timber inventory and depletion costs. Factors that can impact timber volume include weather changes, losses due to natural causes, differences in actual versus estimated growth rates, and changes in the age when timber is considered merchantable.

Impairment of Long-Lived Assets

We evaluate our ability to recover our net investment in long-lived assets in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144, which requires recognition of an impairment loss in connection with long-lived assets used in a business when the carrying value (net book value) of such assets exceeds the estimated future undiscounted cash flows attributable to such assets over their expected useful life. Impairment losses are measured by the extent to which the carrying value of a group of assets exceeds the fair value of such assets at a given point in time. When the fair values of the assets are not available, we estimate the fair values by using the discounted expected future cash flows attributable to the assets. The cash flows are discounted at the risk-free rates of interest. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes. Furthermore, SFAS No. 144 requires recognition of an impairment loss in connection with long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs.

Our assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. SFAS No. 144 requires that long-lived assets be grouped and evaluated for impairment at the lowest level for which independent cash flows are generated, as discussed below.

(1)	Timber and Timberlands Used in Our Business. SFAS No. 144 provides that for assets used in a business, an impairment loss is recorded only when the carrying value of such assets is not recoverable through future operations. The recoverability test is based on undiscounted future cash flows over the expected life of the assets. We intend to use one harvest cycle for evaluating the recoverability of our timber and timberlands.

(2)	Timber and Timberlands Held for Sale. SFAS No. 144 provides that an impairment loss is recognized for long-lived assets held for sale when the carrying value of such asset exceeds an amount equal to its fair value less selling costs. An asset is generally considered to be held for sale when we have committed to plan to sell the asset, the asset is available for immediate sale in its present condition, we have initiated an active program to locate a buyer, and the sale is expected to close within one year.

Realizability of Recorded and Unrecorded Tax Assets and Liabilities

To realize tax benefits associated with our status as a REIT will require extensive tax planning and in many cases will depend upon events in the future and our strategy in structuring transactional terms and conditions. As a result, the effective tax rate and amount of taxes paid during various fiscal periods may vary greatly. As a REIT, if certain requirements are met, only the taxable REIT subsidiaries will be subject to corporate income taxes.

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Revenue Recognition

Revenue from the sale of timber is recognized when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred, (3) our price to the buyer is fixed and determinable, and (4) collectibility is reasonably assured. Real estate sales of timberland will be recorded when title passes and full payment or a minimum down payment, generally defined as 25.0% of the gross sale price, is received and full collectibility is assured. If a down payment of less than the minimum down payment is received at closing, we will record revenue based on the installment method.

Related-Party

Transactions and Agreements

We have engaged Wells TIMO and its affiliates to perform certain services under agreements which require us to pay fees and reimbursements to Wells TIMO or its affiliates, including asset management and disposition fees, selling commissions and dealer-manager fees, as well as subject to certain limitations, reimbursements of organization and offering costs, and certain operating costs. See Note 3 to our accompanying consolidated financial statements for a detailed discussion of our related-party agreements and the related transactions, fees, and reimbursements.

Our Relationship with Wells REIT and the Impact of Its Internalization Transaction on Us

Wells Real Estate Investment Trust, Inc., or Wells REIT, is a separate REIT from us that also was sponsored by Wells Real Estate Funds, Inc. Wells Real Estate Funds is our sponsor and the sole stockholder of the Advisor, Wells Investment Securities (our dealer-manager), and Wells TIMO. Prior to December 15, 2006, we and Wells REIT shared a common advisor. We also shared with Wells REIT three of the same executive officers and three of the same directors. On February 2, 2007, Wells REIT entered into the merger agreement relating to the internalization transaction described below.

On April 16, 2007, Wells REIT acquired entities affiliated with Wells Real Estate Funds. Wells REIT entered into the merger in order to internalize advisory, asset management, property management, and other services previously provided to Wells REIT by Wells Real Estate Funds and its affiliates. As a result of the internalization transaction, 81 employees of Wells Real Estate Funds and its affiliates became employees of Wells REIT. These employees did not provide significant services to us. Following the internalization transaction, Wells Real Estate Funds and its affiliates have 351 employees. Wells Real Estate Funds and its affiliates are seeking successors to some of the personnel who became employees of Wells REIT in the internalization transaction, including Robert E. Bowers, the former chief financial officer of Wells Real Estate Funds.

In connection with the Wells REIT internalization transaction, three of our executive officers and two of our board members resigned from their respective positions with Wells REIT. On May 9, 2007 Leo F. Wells, III resigned as chairman of the board of directors of Wells REIT. As a result, we and Wells REIT share no common officers and one common director. Donald S. Moss remains one of our independent directors and one of the members of the board of directors of Wells REIT.

Commitments and Contingencies

As of March 31, 2007, Wells TIMO had incurred organization and offering expenses on our behalf of approximately $1.5 million, of which we will reimburse Wells TIMO up to 1.2% of total gross capital raised from the sale of our common stock to the public. To the extent that organization and offering costs exceed 1.2% of gross offering proceeds, or if we are unable to raise a minimum of $2.0 million under our initial offering on or before August 11, 2007 (one year following the commencement of our initial offering), we will not be obligated to reimburse Wells TIMO for such costs. See Note 3 to our accompanying consolidated financial statements for further discussion of the terms of the Advisory Agreement.

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WELLS TIMBERLAND REIT, INC.

CONSOLIDATED BALANCE SHEETS

	(Unaudited) March 31, 2007	December 31, 2006
Assets:
Cash and cash equivalents	$316,812	$202,829
Prepaid expenses	84,686	126,078

Total assets	$401,498	$328,907

Liabilities:
Due to affiliate	$969,167	$776,918
Note payable to affiliate	114,000	—

Total liabilities	1,083,167	776,918
Commitments and Contingencies	—	—
Minority Interest	—	—
Stockholder’s Equity:
Common stock, $0.01 par value; 900 million shares authorized, 20,000 shares issued and outstanding	200	200
Additional paid-in capital	223,950	220,800
Accumulated deficit	(905,819)	(669,011)

Total stockholder’s deficit	(681,669)	(448,011)

Total liabilities, minority interest, and stockholder’s deficit	$401,498	$328,907

See accompanying notes.

WELLS TIMBERLAND REIT, INC.

CONSOLIDATED STATEMENTS OF LOSS

	(Unaudited) Three Months Ended March 31,
	2007	2006
Revenues	$—	$—

Expenses:
General and administrative	(236,808)	(80,173)

Net loss	$(236,808)	$(80,173)

Per-share information – basic and diluted:
Net loss allocated to common stockholders	$(11.84)	$(4.01)

Weighted-average common shares outstanding – basic and diluted	20,000	20,000

See accompanying notes

WELLS TIMBERLAND REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

AND FOR THE THREE MONTHS ENDED MARCH 31, 2007 (UNAUDITED)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance, December 31, 2006	20,000	$200	$220,800	$(669,011)	$(448,011)
Net loss	—	—	—	(236,808)	(236,808)
Amortization of stock options	—	—	3,150	—	3,150

Balance, March 31, 2007	20,000	$200	$223,950	$(905,819)	$(681,669)

See accompanying notes.

WELLS TIMBERLAND REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited) Three Months Ended March 31,
	2007	2006
Cash Flows from Operating Activities:
Net loss	$(236,808)	$(80,173)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	3,150	—
Decrease in prepaid expenses	41,392	—

Net cash used in operating activities	(192,266)	(80,173)
Cash Flows from Financing Activities:
Note payable to affiliate	114,000	—
Due to affiliate	192,249	80,173

Net cash provided by financing activities	306,249	80,173

Net increase in cash and cash equivalents	113,983	—
Cash and cash equivalents, beginning of period	202,829	203,000

Cash and cash equivalents, end of period	$316,812	$203,000

Supplemental Disclosure of Noncash Financing Activity:
Amortization of stock options	$3,150	—

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIA RIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 (UNAUDITED)

1.	Organization

Wells Timberland REIT, Inc. (“Wells Timberland REIT”) was formed on September 27, 2005 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”). Prior to November 20, 2006, Wells Timberland REIT was known as Wells Timber Real Estate Investment Trust, Inc. Prior to November 9, 2005, Wells Timberland REIT was known as Wells Real Estate Investment Trust IV, Inc. Substantially all of Wells Timberland REIT’s business is expected to be conducted through Wells Timberland Operating Partnership, L.P. (“Wells Timberland OP”), a Delaware limited partnership formed on November 9, 2005, of which Wells Timberland REIT is the sole general partner, possesses full legal control and authority over its operations, and owns 99% of its common units. Wells Capital, Inc. (“Wells Capital”) is the sole limited partner of Wells Timberland OP and has contributed $2,000 and $1,000 to Wells Timberland OP for 200 common units and 100 special partnership units, respectively. On December 28, 2006, Wells Capital transferred its interest in Wells Timberland OP to Wells Timberland Management Organization, LLC (“Wells TIMO”). Unless otherwise noted, references to Wells Timberland REIT herein shall include Wells Timberland REIT, Wells Timberland OP, and Wells Timberland TRS, Inc. (“Wells Timberland TRS”). Wells Timberland REIT has not engaged in active operations to date.

Wells Timberland REIT and Wells Timberland OP have executed an agreement with Wells Capital (as amended and restated, the “Advisory Agreement”), under which Wells Capital will perform certain key functions on behalf of Wells Timberland REIT and Wells Timberland OP, including, among others, the investment of capital proceeds and management of day-to-day operations. Wells Capital assigned its rights and duties under the Advisory Agreement to Wells TIMO on December 15, 2006.

Wells Timberland REIT expects to acquire timberland properties in the timber-producing regions of the United States and, to a limited extent, in other countries. Wells Timberland REIT intends to generate a substantial majority of its revenue and income by selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales. Wells Timberland REIT expects to generate additional revenues and income from selling high-quality timberland, selling the rights to extract natural resources from timberland other than timber, and leasing land-use rights to third parties.

As of March 31, 2007, Wells Timberland REIT and Wells Timberland OP have neither purchased nor contracted to purchase any assets, nor has Wells TIMO identified any assets in which there is a reasonable probability that Wells Timberland REIT or Wells Timberland OP will invest.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of Wells Timberland REIT have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including the instructions to Form 10-Q and Article 10 of Regulation S-X and do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of results for a full year. Wells Timberland REIT’s consolidated financial statements include the accounts of any variable interest entity (“VIE”) in which Wells Timberland REIT or its subsidiaries is deemed the primary beneficiary. With respect to entities that are not VIEs, Wells Timberland REIT’s consolidated financial statements also shall include the accounts of any entity in which Wells

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Timberland REIT or its subsidiaries own a controlling financial interest and any limited partnership in which Wells Timberland REIT or its subsidiaries own a controlling general partnership interest. In determining whether a controlling interest exists, Wells Timberland REIT considers, among other factors, the ownership of voting interests, protective rights, and participatory rights of the investors.

Wells Timberland REIT owns a controlling financial interest in Wells Timberland OP and Wells Timberland TRS and, accordingly, includes the accounts of these entities in its consolidated financial statements. The financial statements of Wells Timberland OP and Wells Timberland TRS are prepared using accounting policies consistent with those used by Wells Timberland REIT. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Wells Timberland REIT considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts. There are no restrictions on the use of Wells Timberland REIT’s cash balances as of March 31, 2007 or December 31, 2006.

Prepaid Expenses

Prepaid expenses primarily represent directors and officers insurance premiums and prepayments of directors’ fees, which will be expensed in the periods to which the services relate. Balances without a future economic benefit are written off as they are identified.

Income Taxes

Wells Timberland REIT was organized as a C Corporation for all taxable years ended December 31, 2006 and prior and, accordingly, was subject to federal income taxes for those periods. Wells Timberland REIT accounts for income taxes in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, Accounting for Income Taxes, whereby deferred taxes are provided for based upon the differences between the financial statement and income tax basis of assets and liabilities using currently enacted tax laws and the tax rates expected to be in effect when such taxes are incurred or recovered. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized.

Wells Timberland REIT intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable period ending December 31, 2007. To qualify as a REIT, Wells Timberland REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of Wells Timberland REIT’s ordinary taxable income to stockholders. As a REIT, Wells Timberland REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Timberland REIT fails to qualify as a REIT in any taxable year, it will then

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Wells Timberland REIT relief under certain statutory provisions.

On January 1, 2006, Wells Timberland REIT formed Wells Timberland TRS, a wholly owned subsidiary organized as a Delaware corporation. Wells Timberland REIT has elected to treat Wells Timberland TRS as a taxable REIT subsidiary. Wells Timberland REIT may perform additional, noncustomary services through Wells Timberland TRS, including any real estate or nonreal estate-related services; however, any earnings related to such services will be subject to federal and state income taxes. In addition, for Wells Timberland REIT to qualify as a REIT, Wells Timberland REIT’s investment in Wells Timberland TRS may not exceed 20% of value of the total assets of Wells Timberland REIT.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the relevant criteria and approach for the recognition, derecognition, and measurement of uncertain tax positions. FIN 48 will be effective for Wells Timberland REIT beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on Wells Timberland REIT’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures required for fair value measurements under GAAP. SFAS 157 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. SFAS 157 will be effective for Wells Timberland REIT beginning January 1, 2008. Wells Timberland REIT is currently assessing the provisions and evaluating the financial impact of SFAS 157 on its consolidated financial statements.

3.	Related-Party Transactions

Advisory Agreement

Wells Timberland REIT and Wells Timberland OP entered into the Advisory Agreement with Wells Capital as of November 9, 2005, which became effective on August 11, 2006 and was amended and restated as of August 24, 2006 and March 23, 2007. Wells Capital assigned its rights and duties under the Advisory Agreement to Wells TIMO on December 15, 2006. Pursuant to the Advisory Agreement, Wells TIMO is entitled to specified fees for certain services, including, among other services, the investment of capital proceeds and management of day-to-day operations.

Under the terms of the Advisory Agreement, organization and offering costs are incurred by Wells TIMO on behalf of Wells Timberland REIT. Such costs include legal and accounting fees, printing costs, and other offering expenses, and specifically exclude sales or underwriting commissions. Upon raising at least $2.0 million from the sale of common stock to the public in its initial offering, Wells Timberland REIT will become obligated to reimburse Wells TIMO for organization and offering costs equal to the lesser of actual costs incurred or 1.2% of the total gross offering proceeds raised. To the extent that organization and offering costs exceed 1.2% of gross offering proceeds or if Wells Timberland REIT does not raise at least $2.0 million in its initial offering on or before August 11, 2007, all organization and offering costs will be incurred by Wells TIMO and not by Wells Timberland REIT. As of March 31, 2007 and December 31, 2006, Wells TIMO and its affiliates have incurred aggregate organization and offering expenses on behalf of Wells Timberland REIT of approximately $1,507,000 and $1,453,000, respectively.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the terms of the Advisory Agreement, Wells Timberland REIT will pay a monthly asset management fee equal to one-twelfth of 1% of the greater of (i) the gross cost of all investments made on behalf of Wells Timberland REIT and (ii) the aggregate value of such investments. Wells TIMO anticipates that it will engage experienced timber management companies to assist Wells TIMO with certain of its responsibilities under the Advisory Agreement, including investing in timberland, managing day-to-day operations, and selling timber on behalf of Wells Timberland REIT. Any timber managers would perform these services under contracts with Wells TIMO and would be compensated by Wells TIMO under the terms of such contracts.

Wells Timberland REIT will reimburse Wells TIMO for all costs and expenses Wells TIMO incurs in fulfilling its duties as the asset portfolio manager. These costs and expenses may include wages and salaries and other employee-related expenses of Wells TIMO’s employees engaged in the management, administration, operations, and marketing functions. Employee-related expenses include taxes, insurance and benefits relating to such employees; and legal, travel, and other out-of-pocket expenses that are directly related to the services they provide. Wells TIMO will allocate its reimbursable costs of providing these services among Wells Timberland REIT and the various affiliated public real estate investment programs (“Wells Real Estate Funds”) based on time spent on each entity by individual personnel.

Wells Timberland REIT will pay a fee to Wells TIMO for services related to the disposition of investment properties. When Wells Timberland REIT sells a property, if Wells TIMO provided a substantial amount of services in connection with the sale (as determined by Wells Timberland REIT’s independent directors), it will pay Wells TIMO a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits will be determined by Wells Timberland REIT’s board of directors, including a majority of the independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property. As of the date of this Supplement No. 1, Wells TIMO has not earned any such fees with regard to Wells Timberland REIT.

The Advisory Agreement has a one-year term that began on August 11, 2006, the effective date of the Advisory Agreement, and renews for successive one-year terms upon the mutual consent of the parties. Wells Timberland REIT may terminate the Advisory Agreement without penalty upon 60 days’ written notice. If Wells Timberland REIT terminates the Advisory Agreement, Wells Timberland REIT will pay Wells TIMO all unpaid reimbursements of expenses and all earned but unpaid fees. In addition, if the Advisory Agreement is terminated without cause, the special units of limited partnership held by Wells TIMO will be redeemed for the payments described below under Note 5.

Dealer-Manager Agreement

Wells Timberland REIT has executed a dealer-manager agreement, whereby Wells Investment Securities, Inc. (“WIS”), an affiliate of Wells Capital, will perform the dealer-manager function for Wells Timberland REIT’s initial offering. For these services, WIS shall earn a fee of up to 7.0% of the gross offering proceeds from the sale of the shares of Wells Timberland REIT. Additionally, WIS will earn a dealer-manager fee of 1.8% of the gross offering proceeds at the time the shares are sold. Some or all of the fees under the dealer-manager agreement will be re-allocated to participating broker/dealers. Dealer-manager fees apply to the sale of shares in the primary offering only, and do not apply to the sale of shares under Wells Timberland REIT’s distribution reinvestment plan (the “DRP”).

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Due to Affiliate

As of March 31, 2007, due to affiliate of approximately $969,000 represents amounts due to the Advisor for general and administrative expenditures funded on behalf of Wells Timberland REIT pursuant to the Advisory Agreement. The amounts funded by the Advisor on behalf of the Wells Timberland REIT for general and administrative expenditures are noninterest-bearing and have no specific maturity date; however, Wells Timberland REIT intends to repay this amount upon commencing active operations.

Note Payable to Affiliate

As of March 31, 2007, note payable to affiliate represents a promissory note payable to the Advisor that bears interest at an annual rate of 7.6 % and matures on March 28, 2008.

Conflicts of Interest

Wells Capital, the parent company and manager of Wells TIMO, also is a general partner or advisor of the various Wells Real Estate Funds. Until such time, if ever, as Wells TIMO hires sufficient personnel of its own to perform the services under the Advisory Agreement, it will rely upon employees of Wells Capital to perform many of its obligations. As such, in connection with serving as a general partner or advisor for Wells Real Estate Funds and managing Wells TIMO’s activities under the Advisory Agreement, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities for Wells Timberland REIT and Wells Real Estate Funds.

Additionally, one of the independent members of Wells Timberland REIT’s board of directors also serves on the board of another REIT sponsored by Wells Capital, and a second independent member of Wells Timberland REIT’s board of directors also serves on the board of two other REITs sponsored by Wells Capital and, accordingly, may encounter certain conflicts of interest regarding investment and operations decisions.

4.	Minority Interest

On November 9, 2005, Wells Timberland OP issued 20,000 common units to Wells Timberland REIT and 200 common units to Wells Capital in exchange for $200,000 and $2,000, respectively. On December 28, 2006, Wells Capital transferred to Wells TIMO all of its common units and special units of Wells Timberland OP. The common units held by Wells Timberland REIT and Wells TIMO represent limited partnership interests in Wells Timberland OP of approximately 99% and 1%, respectively.

Limited partners holding common units representing limited partnership interests in Wells Timberland OP have the option to redeem such units after the units have been held for one year. Unless Wells Timberland REIT exercises its right to purchase common units of Wells Timberland OP for shares of its common stock, Wells Timberland OP would redeem such units with cash.

On November 9, 2005, Wells Timberland OP also issued 100 special units to Wells Capital for $1,000. The holder of special units does not participate in the profits and losses of Wells Timberland OP. Amounts payable to the holder of the special units, if any, will depend on the amount of net sales proceeds received from property dispositions or the market value of Wells Timberland REIT’s shares upon listing, or the fair market value of Wells Timberland REIT’s assets upon the termination of the Advisory Agreement without cause. See Notes 3 and 5.

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5.	Special Units

Wells TIMO, the Advisor, is the holder of the special units of limited partnership interest in Wells Timberland OP. So long as the special units remain outstanding, Wells TIMO will be entitled to distributions from Wells Timberland OP in an amount equal to 15.0% of net sales proceeds and any debt repayment received by Wells Timberland OP on dispositions of its timberland and real estate-related investments after the other holders of common units, including us, have received, in the aggregate, cumulative distributions equal to their capital contributions (less any amounts received in redemption of their common units) plus a 7.0% cumulative, noncompounded annual pre-tax return on their net capital contributions.

In addition, the special units will be redeemed by Wells Timberland OP, resulting in a one-time payment to the holder of the special units, upon the earliest to occur of the following events:

(i)	the listing of Wells Timberland REIT’s common stock on a national securities exchange (the “Listing Liquidity Event”); or

(ii)	the termination or nonrenewal of the Advisory Agreement (a “Termination Event”).

As holder of the special units, Wells TIMO will be entitled to distributions from Wells Timberland OP in the event of a Listing Liquidity Event in an amount equal to 15.0% of net sales proceeds received by Wells Timberland OP if Wells Timberland REIT had liquidated its properties and real estate-related investments for an amount equal to the market value of the listed shares after the holders of common units, including us, have received, in the aggregate, cumulative distributions equal to their capital contributions (less any amounts received in redemption of their common units) plus a 7.0% cumulative, noncompounded annual pre-tax return on their net capital contributions.

In the event of a redemption upon listing, Wells Timberland OP would pay the redemption amount in the form of shares of common stock of Wells Timberland REIT.

The redemption payment due upon a Termination Event, other than a termination for cause, is equal to the aggregate amount of net sales proceeds that would have been distributed to the holder of the special units as described above if, on the date of the occurrence of the Termination Event, all assets of Wells Timberland OP has been sold for their then fair market values and all liabilities of Wells Timberland OP had been satisfied in full according to their terms. In the event of a Termination Event without cause, Wells Timberland OP would make the one-time payment in the form of a noninterest-bearing promissory note in an amount equal to the redemption amount. The promissory note will be repaid from net proceeds of the sale of Wells Timberland OP’s assets in connection with or following the Termination Event. In the event of a Listing Liquidity Event subsequent to a Termination Event, the promissory note would be cancelled in exchange for shares of Wells Timberland REIT’s common stock equal in market value to the outstanding balance of the promissory note.

In the event Wells Timberland REIT terminates the Advisory Agreement for cause, which includes fraud, criminal conduct, willful misconduct, willful or grossly negligent breach of fiduciary duty, and a material breach of the Advisory Agreement by Wells TIMO, Wells Timberland OP would redeem the special units for $1.00 per unit.

6.	Stockholder’s Equity

General

As of March 31, 2007, Wells Timberland REIT has issued to Wells Capital 20,000 shares of common stock, which were subsequently transferred to Wells TIMO on December 28, 2006. No additional shares of common stock have been issued by Wells Timberland REIT.

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All of the common shares have a par value of $0.01 per share and entitle the holder, subject to the rights of holders of any series of preferred shares, to one vote per share on all matters upon which the stockholder is entitled to vote, to receive dividends and other distributions as authorized by the board of directors in accordance with the Maryland General Corporation Law and to all rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences or preemptive, conversion, or exchange rights.

Wells Timberland REIT is authorized to issue one or more series of preferred shares, par value of $0.01 per share. Prior to the issuance of such shares, the board of directors shall have the power from time to time to classify or reclassify, in one or more series, any unissued shares constituting such series and the designation, preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of such shares. As of March 31, 2007, Wells Timberland REIT has not issued any shares of preferred stock.

Stock Incentive Plan

Wells Timberland REIT has adopted a long-term incentive plan, which will be used to attract and retain qualified independent directors, employees, advisors, and consultants, as applicable, subject to certain limitations. A total of 500,000 shares of common stock have been authorized and reserved for issuance under the stock incentive plan, of which 100,000 of such common shares are reserved for issuance to independent directors.

The exercise price of any award shall not be less than the fair market value of the common stock on the date of the grant. Wells Timberland REIT’s board of directors or a committee of its independent directors administers the incentive plan, with sole authority (following consultation with Wells TIMO) to select participants; determines the types of awards to be granted; and all of the terms and conditions of the awards, including whether the grant, vesting, or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the plan if the grant, vesting, and/or exercise of the awards would jeopardize Wells Timberland REIT’s status as a REIT under the Internal Revenue Code or otherwise violate the ownership and transfer restrictions imposed under Wells Timberland REIT’s charter. Unless determined by Wells Timberland REIT’s board of directors or a committee of its independent directors, no award granted under the long-term incentive plan will be transferable except through the laws of descent and distribution.

In addition to cash compensation, upon the appointment of an independent director to Wells Timberland REIT’s board, each director receives a grant of options to purchase 2,500 shares of Wells Timberland REIT’s common stock. Of the options granted, one-third are immediately exercisable on the date of grant, one-third will become exercisable on the first anniversary of the date of grant, and the remaining one-third will become exercisable on the second anniversary of the date of grant. These initial grants of options are anti-dilutive with an exercise price of $10.00 per share. Upon each subsequent re-election of the independent director to the board, he or she will receive a subsequent grant of options to purchase 1,000 shares of Wells Timberland REIT’s common stock. The exercise price for the subsequent options will be the greater of (1) $10.00 per share or (2) the fair market value of the shares on the date of grant.

Distribution Reinvestment Plan

Wells Timberland REIT has adopted the DRP, a distribution reinvestment plan through which stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock into shares of Wells Timberland REIT’s common stock in lieu of receiving cash distributions. Shares may be purchased under the DRP for a price equal to: (i) during Wells Timberland REIT’s initial offering, $9.55 per share; (ii) during any subsequent public equity offering, 95.5% of the offering price per share in such offering; and (iii) for the first 12 months subsequent to the close of Wells Timberland REIT’s last public equity offering prior to the listing of its

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares on a national securities exchange, 95.5% of the most recent offering price per share. After that 12-month period, Wells Timberland REIT will publish a per-share valuation determined by Wells TIMO or another firm chosen for that purpose, and distributions will be reinvested at a price equal to the most recently published per-share estimated value. Participants in the DRP may purchase fractional shares so that 100% of the distributions may be used to acquire additional shares of Wells Timberland REIT’s common stock.

Share Redemption Plan

The board of directors of Wells Timberland REIT has adopted a share redemption plan. The plan allows stockholders who hold their shares for more than one year to sell their shares back to Wells Timberland REIT, subject to certain limitations and penalties. The share redemption plan provides that Wells Timberland REIT may repurchase a stockholder’s common stock for $9.10 per share during Wells Timberland REIT’s initial offering.

The initial redemption price is expected to remain fixed until one year after Wells Timberland REIT completes its initial offering or any subsequent public equity offerings (other than secondary offerings or offerings related to a distribution reinvestment plan, employee benefit plan, or the issuance of shares upon redemption of interests in Wells Timberland OP).

Thereafter, the redemption price would equal 95% of the per-share value of Wells Timberland REIT as estimated by Wells TIMO or another firm chosen by the board of directors for that purpose.

Redemptions sought within two years of the death or qualifying disability of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the share until one year after completion of the above-mentioned offering stage. Thereafter, the redemption price would be the higher of the amount paid for the shares or 95% of the per-share net asset value as estimated by Wells TIMO or another firm chosen by Wells Timberland REIT’s board of directors for that purpose.

The shares redeemed under the plan, other than upon the death or qualifying disability of a stockholder, could not exceed the lesser of (i) the amount redeemable from the sum of net proceeds from the sale of shares through the DRP plus any additional amounts reserved for redemptions by Wells Timberland REIT’s board of directors, or (ii) in any calendar year, 5% of the weighted-average common shares outstanding during the preceding year. The board of directors could amend or terminate the share redemption plan upon 30 days’ notice or prior to satisfaction of either of the preconditions to adoption noted above.

7.	Economic Dependency

Wells Timberland REIT has engaged Wells TIMO and WIS, an affiliate of Wells TIMO, to provide certain services essential to us, including asset management services, supervision of the management of our properties, asset acquisition and disposition services, the sale of shares of our common stock, as well as other administrative responsibilities for Wells Timberland REIT, including accounting services, stockholder communications, and investor relations. These agreements are terminable by either party upon 60 days’ written notice. As a result of these relationships, Wells Timberland REIT is dependent upon Wells Capital, Wells TIMO, and WIS.

Wells Capital, Wells TIMO, and WIS are all owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). The operations of Wells Capital and WIS represent substantially all of the business of WREF. Accordingly, Wells Timberland REIT focuses on the financial condition of WREF when assessing the financial condition of Wells Capital, Wells TIMO, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells Timberland REIT might be required to find alternative service providers.

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future net income generated by WREF will be largely dependent upon the amount of fees earned by Wells TIMO, Wells Capital, and their affiliates based on, among other things, the level of investor proceeds raised from the sale of common stock of WREF-sponsored investment products. As of March 31, 2007, we believe that WREF generates adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and current receivables to meet its current and future obligations as they become due.

Wells Timberland REIT also will be dependent upon the ability of Wells Timberland REIT timber customers to pay their contractual amounts as they become due. The inability of a customer to pay future supply agreement amounts would have a negative impact on Wells Timberland REIT results of operations.

8.	Commitments and Contingencies

Litigation

Wells Timberland REIT is not subject to any material litigation nor, to management’s knowledge, is any material litigation currently threatened against Wells Timberland REIT.

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CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SUPPLEMENTAL INFORMATION – The prospectus of Wells Timberland REIT, Inc. consists of this sticker and the prospectus dated April 23, 2007.

Supplement No. 1 includes:

•	the status of our public offering;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 10, 2007; and

•	our unaudited financial statements as of and for the three months ended March 31, 2007 and 2006.